March 16, 2009

Mr. Richard B. Frost
President and Chief Executive Officer
The Parkview Group, Inc.
21301 Powerline Road, Suite 103
Boca Raton, FL 33433

> **Re:** **The Parkview Group, Inc.**
> **Amendment No. 2 to Form 10**
> **Filed February 23, 2009**
> **File No. 000-53491**

Dear Mr. Frost:

We have reviewed your amended Form 10 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   Please update all sections of the registration statement as applicable.

Business, page 1

General, page 2

2.   We note the disclosure on page 2 that, on May 20, 2008, the company began exploring its prospects to expand its business model in providing management, sales, marketing, and distribution consulting services. Please

> update this section to include any progress that the company has made in expanding its business model.

Item 2. Financial Condition

Results of Operations, page 8

3.   We note your revised disclosure in response to comment two of our letter dated February 11, 2009. In your response, you state that if management's current efforts to reverse the downward trend in revenues are unsuccessful, your current financial condition may be further eroded. However, the revised disclosure merely restates the actual revenue figures already disclosed in the financial statements without providing an explanation as to why there has been a downward trend in the company's revenues. Please revise your disclosure to briefly explain why management believes the revenues have diminished for the past six years.

Financial Statements

Unaudited Interim Financial Statements for the Quarter Ended September 30, 2008

4.   We have read and considered your response to comment three. We noted that you have determined that Parkview has never been a dormant enterprise. In this regard, it does not appear that Parkview has ceased its prior consulting business, but rather has more selectively engaged in management consulting projects. Your conclusion and other information provided do not appear to support your presentation of financial statements of a developmental stage enterprise, based on footnote 7 of SFAS 7. Please revise or advise.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief